

June 11, 2012

<u>Via Facsimile</u>
Mr. Xiong Xu
Chief Executive Officer
Oakridge International Corporation
Suite 1609, 16/F, Jie Yang Building
271 Lockhart Road, Wanchai, Hong Kong

      Re: Oakridge International Corporation
            Form 10-K for Fiscal Year Ended June 30, 2011
            Filed October 14, 2011
            File No. 333-152312

Dear Mr. Xu:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ William H. Thompson

            William H. Thompson
            Accounting Branch Chief